Exhibit 1

SAFE BULKERS, INC.

ANNOUNCEMENT OF MAJOR HOLDINGS ACCORDING TO LAW 3556/2007

Safe Bulkers, Inc. (the “Company”), following receipt of relevant notifications on 14.09.2026 from Chalkoessa Maritime Inc. and Mr. Polys Hajioannou, announces in accordance with Law 3556/2007, that on 11 September 2026 (date of admission of 12,000,000 new common stock shares issued in the context of the Company’s share capital increase (the “Share Capital Increase”) to parallel listing for trading on the Main Market of the Regulated Securities Market of Euronext Athens), the following changes to its voting rights occurred:

-	Due to non-participation of Chalkoessa Maritime Inc. in the Share Capital Increase, the percentage of voting rights corresponding to its 5,400,000 common stock shares in the Company was reduced to 4.74%. In accordance with the immediately previous notification received, Chalkoessa Maritime Inc. directly held 5,400,000 common stock shares and voting rights in the Company, corresponding to 5.30% of the total voting rights in the Company.
-	Mr. Polys Hajioannou indirectly – through “Moutoulas Shipping Corporation”, an entity controlled by him - acquired 1,500,000 new common stock shares and voting rights in the Company. As a result, the percentage of voting rights indirectly held by Mr. Polys Hajioannou in the Company, through the entities listed below, was reduced to 43.82% of the Company’s total voting rights, corresponding to 49,881,427 common stock shares issued by the Company:

No.	Corporate name*	Number of New Common Stock Shares and voting rights	Percentage of total voting rights
1.	Vorini Holdings Inc.	19,426,015	17.07%
2.	Bellapais Maritime Inc.	5,000,000	4.39%
3.	Kyperounta Maritime Inc.	5,000,000	4.39%
4.	Lefkoniko Maritime Inc.	5,000,000	4.39%
5.	Akamas Maritime Inc.	8,555,412	7.52%
6.	Chalkoessa Maritime Inc.	5,400,000	4.74%
7.	Moutoulas Shipping Corporation	1,500,000	1.32%

* All entities are controlled by Mr. Polys Hajioannou.

Monaco, 15 September 2026

SAFE BULKERS, INC.

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